CNA Chicago IL 60604-4107	Lawrence J. Boysen
May 21, 2015	Senior Vice President and Corporate Controller Telephone 312-822-5653 Facsimile 312-817-1755 Internet lawrence.boysen@cna.com
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-6010

Attn:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	CNA Financial Corporation Form 10-K for the Fiscal Year Ended December 31, 2014 Filed February 23, 2015 File No. 001-05823

VIA EDGAR FILING

Dear Mr. Rosenberg:

Thank you for your consideration of our request for additional time to prepare our response to your letter dated May 7, 2015. In accordance with the dialogue between our representative and Ms. Sharon Blume, Accounting Branch Chief, we will submit a response to the Staff’s comment letter referenced above through an EDGAR filing no later than June 11.

Thank you again for your consideration. If you have any questions or require any additional information, please contact Stathy Darcy at (312) 822-3742.

Very truly yours,

/s/ Lawrence J. Boysen
Lawrence J. Boysen
Senior Vice President and Corporate Controller

Cc:	D. Craig Mense, Executive Vice President and Chief Financial Officer